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                             January 13, 2021

       Joshua T. Brumm
       President and Chief Executive Officer
       Dyne Therapeutics, Inc.
       830 Winter Street
       Waltham, Massachusetts 02451

                                                        Re: Dyne Therapeutics,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
11, 2021
                                                            CIK No. 0001818794

       Dear Mr. Brumm:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Stuart M. Falber, Esq.